February 15, 2008
Mr. John Cash
Mr. Bret Johnson
US Securities and Exchange Commission
450 Fifth Street N. W.
Washington D. C. 20549
Re:	PDG Environmental, Inc. Form 10-K for Fiscal Year Ended January 31, 2007 File No. 0-13667
Dear Sirs,
I am providing the information below in response to the questions from your letter dated January 29, 2008
FORM 10-K FOR FISCAL YEAR ENDED JANUARY 31, 2007

Management’s Discussion and Analysis page 14 and Liquidity and Capital Resources, page 21

1.	As noted on page F-15, the Company was not in compliance with its debt covenants as of the balance sheet date. Subsequent to the balance sheet date such covenants were amended which retroactively enabled the Company to be in compliance with the covenants at January 31, 2007. In future filings we will also include such disclosure in the Liquidity and Capital Resources section of Form 10-K and Form 10-Q.

Statement of Operations Page F-5

2.	After reviewing the requirements of SFAS 144, as well authoritative literature on extraordinary items and unusual items, we have concluded that the non-recurring charge for the employee fraud is best presented as an unusual item and thus should have been included as part of the determination of income from operations. The determining criteria for not including the closure of the Seattle location as discontinued operations is our ability to serve that location/region with another nearby office location and thus not abandoning the business derived from that geographic market. We will revise future filings appropriately and reclassify such costs as part of income from operations.

3.	After reviewing the requirements of SFAS 144, we have concluded that the closure of the Phoenix location would not qualify as discontinued operations under SFAS 144. The determining criteria for not including this as discontinued operations is our ability to serve that location/region with another nearby office location and thus not abandoning the business derived from that geographic market. We confirm that we have accounted for the costs associated with the closure of the Phoenix location in accordance with paragraphs 15-16 of SFAS 146. We will revise future filings appropriately and reclassify such costs as part of income from operations.
In addition as requested in your letter, I am acknowledging that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding any of the responses noted above please feel free to call me directly at 412-243-3200 x 15.
Sincerely,
/s/ Nick Battaglia
Nick Battaglia
CFO
PDG Environmental, Inc.